One & one Green Technologies. INC

1st Diliman

1 San Rafael Bulacan, Philippines, 3008

September 2, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Scott Anderegg
Donald Field

Re:	One & one Green Technologies. INC
Amendment No. 3 to Registration Statement on Form F-1
Filed August 22, 2025
File No. 333-284375

Ladies and Gentlemen:

We are in receipt of the comment letter dated August 27, 2025, regarding One & one Green Technologies. INC (the “Company”, or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Registration Statement on Form F-1 (the “Form F-1/A”) is being submitted to accompany this letter. As requested by the Staff, we have provided responses to the question raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Amendment No. 3 to Registration Statement on Form F-1 Filed August 22, 2025

Exhibit 5.1, page II-2

1.	We note that you have not identified the number of shares to be registered. Please file a revised legal opinion identifying the number of shares covered by the opinion.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have filed a revised legal opinion to identify the number of shares to be registered.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Yarona L. Yieh, or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, yly@orllp.legal, or jye@orllp.legal.

Very truly yours,

By:	/s/ Caifen Yan
Name:	Caifen Yan
Title:	Chief Executive Officer